Beau Yanoshik

Partner

+1.202.373.6133

Beau.yanoshik@morganlewis.com

VIA EDGAR

December 27, 2023

John Kernan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:       BNY Mellon ETF Trust (File Nos. 333-234030 and 811-23477)

Dear Mr. Kernan:

On behalf of BNY Mellon ETF Trust (the “Trust”), this letter responds to comments you provided on Tuesday, December 5, 2023, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain of the Trust’s filings.

For your convenience, your comments and the Trust’s responses are set forth below.

1.	Comment: Notwithstanding the existence of a counterparty default indemnification provision in the securities lending agreement between The Bank of New York Mellon Corporation and the Trust, please explain why the series of the Trust engaging in securities lending have not included the required disclosures related to master netting arrangements required by ASC 210.

Response: The Trust will add disclosure in the notes to the financial statement section of shareholder reports going forward to include the required information. Specifically, the Trust will add the below disclosure to the upcoming Form N-CSR filing for the fiscal year ended October 31, 2023, and will update as appropriate in filings for subsequent fiscal year ends:

For financial reporting purposes, the fund elects not to offset assets and liabilities subject to a securities lending agreement, if any, in the Statement of Assets and Liabilities. Therefore, all qualifying transactions are presented on a gross basis in the Statement of Assets and Liabilities. As of October 31, 2023, the fund had securities on loan and the value of the related collateral received by the fund exceeded the value of the securities loaned by the fund. The value of the securities loaned by the fund, if any, are also disclosed in the Statement of Assets and Liabilities and in the Statement of Investments. The total amount of cash and non-cash securities lending collateral received is disclosed in the footnotes to the Statement of Investments.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004 +1.202.739.3000
United States +1.202.739.3001

December 27, 2023

2.	Comment: Certain funds employing the use of derivatives failed to indicate in Item C.7.n. of Form N-CEN if the fund invests in derivative instruments in reliance on rule 18f-4. Please evaluate your responses to Item C.7.n of Form N-CEN and update the filing as deemed necessary.

Response: The Trust reviewed derivative use for the funds during the relevant time periods as well as the applicable filings on Form N-CEN and agrees that several funds that used derivatives during the applicable period mistakenly did not check Item C.7.n of Form N-CEN. Accordingly, an amended Form N-CEN will be filed for the applicable funds prior to the filing of the 2023 fiscal year’s Form N-CEN.

3.	Comment: With respect to the BNY Mellon Emerging Markets Equity ETF, it appears that foreign capital gains taxes have not been separately disclosed in the Statement of Operations in accordance with Regulation S-X 6-07(7)(d).

Response: The foreign capital gain taxes for BNY Mellon Emerging Markets Equity ETF, which refers to an unrealized capital gain tax in India, was not separately disclosed in the Statement of Operations because it was not deemed to be a material amount to the fund. However, going forward, regardless of whether the amount is deemed material to a fund, any foreign capital gain taxes will be disclosed separately in the Statement of Operations.

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Please do not hesitate to contact me at (202) 373-6133 with questions or comments.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik